OHIO LEGACY CORP

305 West Liberty Street • P.O. Box 959
Wooster, OH 44691

www.ohiolegacycorp.com

Office: 330.263.1955 • Fax: 330.263.0063

September 14, 2011

John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Re: Ohio Legacy Corp, Form 10-K filed March 30, 2011
Form 10-Q filed August 12, 2011
File No. 000-31673

Dear Mr. Nolan:

The following information was prepared in response to your correspondence dated August 31, 2011 to Ohio Legacy Corp (the "Company").

December 31, 2010 Form 10-K

Note 1 - Summary of Significant Accounting Policies – Allowance for Loan and Lease Losses, page 36

SEC Comment

1. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:
    a) Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.
    b) Disclose whether you charge-off a portion of impaired loans and whether you have revised these policies during the periods presented.
    c) Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.
    d) Disclose the amount of impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount of the charge-off.
    e) Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

Response:

Discussion of the Company's charge-off policy is included in the attached draft of our proposed disclosure. New proposed disclosure is underlined. The proposed disclosure discusses our charge-off policy based on delinquency factors, partial charge-offs of impaired loans, the Company's practice for determining the amount and timing of charge-offs or partial charge-offs, and how the timing of partial charge-offs can affect the credit trends, loss statistics and ultimately the adequacy of the allowance for loan and lease losses. The disclosure of the amount of impaired loans at each balance sheet date for which the Company recorded partial charge-offs and the amount charged-off was added to the Loan Note 4 with the impaired loan disclosure.

June 30, 2011 Form 10-Q

Note 5 – Loans, page 14

SEC Comment

2. You disclose that the recorded investment in loans is defined as the sum of the unpaid principal balance, accrued interest receivable and net deferred fees and deferred costs. Because the recorded investment in loans is not materially different than the unpaid principal balance, you disclose loan information using the unpaid principal balance.

   We note that the FASB Master Glossary defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.

   It appears that the recorded investment in loans is net of partial charge-off's while the unpaid principal balance is not. Please revise future filings to disclose the total unpaid principal balance of impaired loans separately from the recorded investment or tell us why you do not believe this is applicable. Refer to ASC 310-10-50-15(a)(4).

Response:

We will clarify the definition of the recorded investment and unpaid principal balance of loans in future filings as follows:

> The unpaid principal balance of loans reflects the borrowers' principal balance and is not reduced by partial charge-offs previously recorded by the Company. Generally accepted accounting principles define the recorded investment in loans as the sum of unpaid principal balance, accrued interest receivable, and deferred fees and costs minus partial charge-offs. Because accrued interest receivable, deferred fees and deferred costs are not material, the recorded investment in loans presented in the accompanying tables does not include these balances.

Columns will be included quantifying the unpaid principal balance of impaired loans as follows:

	June 30, 2011				December 31, 2010		
	Average Recorded Investment	Recorded Investment	Unpaid Principal Balance	Allowance for Loan Losses Allocated	Recorded Investment	Unpaid Principal Balance	Allowance for Loan Losses Allocated
With no related allowance recorded:							
1-4 family residential mortgage	$ 299,888	$ 276,354	555,406	$ -	$ 126,687	$ 200,650	$ -
1-4 family rental property	141,273	33,462	104,622	-	278,673	908,487	-
Multi-family real estate	-	-	-	-	68,772	116,139	-
Home equity	7,960	-	-	-	-	-	-
Commercial	156,558	188,098	650,576	-	247,731	674,733	-
Commercial real estate:							
Non-owner occupied	70,824	40,121	61,800	-	174,750	190,764	-
Owner occupied	1,053,639	755,622	1,216,276	-	1,341,007	1,864,179	-
Construction and development	991,420	991,029	2,110,602	-	1,134,139	2,269,265	-
With an allowance recorded:							
1-4 Single family residential mortgage	20,699	-	-	-	37,483	37,483	6,435
1-4 family rental property	50,914	160,903	618,547	8,161	-	-	-
Commercial	47,779	4,688	4,849	4,688	-	-	-
Commercial real estate:							
Non-owner occupied	30,414	-	-	-	-	-	-
Owner occupied	54,498	81,082	83,283	26,852	-	-	-
	$2,925,866	$ 2,531,359	$ 5,405,961	$ 39,701	$3,409,242	$ 6,261,700	$ 6,435

<u>Note 9 – Regulatory Matters, page 22</u>

<u>SEC Comment:</u>

3. Please revise future filings to disclose each significant provision under the terms of the consent order with the OCC, the actions you have taken or plan to take to comply with the provision and the current status of your compliance. Please ensure you address each of the following:

   a) Discuss how your actions will impact future financial results and trend including credit quality trends;
   b) Discuss any changes to your allowance for loan loss methodology and quantify the impact; and
   c) Discuss what actions you need to take in order for the OCC to terminate the consent order.

Response:

Effective September 9, 2011, the Office of the Comptroller of the Currency terminated the Consent Order dated February 17, 2009, based on an examination of the Bank concluding that the Bank was in compliance with all articles contained within the Consent Order. This action was disclosed in an 8-K filing with the Securities and Exchange Commission on that date. Consequently, management does not propose further disclosure regarding compliance with this Order.

In accordance with the Commission's directive contained within its comment letter, the Company acknowledges the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
- the staff's comments or changes to disclosure in response to its comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rick L. Hull
President & CEO

Jane Marsh
Senior Vice President &
Chief Financial Officer

Note 1 – Summary of Significant Accounting Policies – Allowance for Loan and Lease Losses, page 36

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is discontinued at the time the loan becomes 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. Delinquency status is based on contractual payment due date.

All interest accrued but not received for loans placed on nonaccrual status are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses ("ALLL") is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Management utilizes past due information as a credit quality indicator across the loan portfolio. The past due information is the primary credit quality indicator within both the 1-4 famiy residential real estate loan portfolio (including first liens, home equity loans, and construction loans in the 1-4 family real estate segment) and consumer loans.

The primary credit quality indicator for commercial and commercial real estate loans (including non-owner occupied, owner occupied, multi-family real estate, 1-4 family rental property, and construction and development loans not included in the residential real estate segment) is based on an internal grading system. Credit grades are monitored regularly by the respective loan officer and independently by credit administration, and adjustments are made when appropriate. The frequency of loan review with respect to credit grades is dependent upon the size and grade of the loan. See Note 4 for a description of credit grades.

Commercial and commercial real estate loans that are graded "doubtful" are shown as nonperforming and management generally charges these loans down to their fair value by taking a partial charge-off or recording a specific allocation of the allowance. Loans classified as "doubtful" have all the weaknesses inherent in those classified as "substandard" with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Any commercial loan graded "loss" is immediately charged-off.

When collection of principal and interest is in doubt or a loan is 90-days past due, the loan is placed on non-accrual status and is specifically reviewed for impairment. Impairment is measured based on one of three methods: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) at the observable market price of the loan; or (3) the fair value of the collateral less estimated disposal costs. Individually impaired loans include all nonaccrual and restructured loans. U.S. generally accepted accounting principles ("GAAP") require a specific allocation to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loans will not be collected, and the recorded investment exceeds fair value.

For all loan segments, the Bank will initiate a charge-off or a partial charge-off based on the status of the loan. If the loan is not fully collateralized and is in the process of collection, the Bank will charge off the amount of the uncollectable account balance as a loss. The designated workout officer is generally responsible for calculating and recommending the charge-off amount. All charge-offs must be approved by the Credit Committee whose members consist of the Chief Credit Officer, the Chief Executive Officer, the Chief Operating Officer and the Senior Lending Officer.

Charge offs are recorded when consumer loans are 120 days past due and real estate loans are 180 days past due. This may be extended if management believes that the risk of loss is minimal, and the Bank is in the process of collection with a reasonable prospect of full collection. Management conducts reviews of impaired loans regularly and assesses the requirement for specific allocations or charge-offs. When a loss has not been confirmed and payments are current, a specific allocation is generally recorded. Charge-offs (either full or partial) are recognized when loss is confirmed (for example, upon receipt of a current appraisal) and is generally based on the amount that the loan balance exceeds the estimated net realizable value of the collateral. For unsecured loans, the full balance is charged-off at the time the loan is deemed impaired. The Company did not revise its charge-off policy during 2010.

Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired and assigned a probable loss amount. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures unless the loan is on nonaccrual status. The Company then divides the remaining loans by risk into four grades: pass, special mention, substandard, and doubtful. Loans with a pass grade are divided into ten separate categories. Total charge-offs for a specified time period, currently 3.0 years, are divided into the same categories and used as a starting point to estimate credit losses in each category. Other subjective factors, such as industry conditions, local economic trends and similar items are assigned a numeric value by category and are also applied to the balances in the pass grade. Historic loss percentages are applied separately to the special mention and substandard pools of loans based on actual charge-offs for each pool in total regardless of the category. The amount and timing of full or partial charge-offs is important since charge-offs are factored into the calculation of the three-year historical loan loss experience rates used to estimate the adequacy of the allowance for loan losses. Failure to record charge-offs in a timely manner could result in lower historical loss rates and potentially understate the estimate of the amount of incurred losses within the portfolio and distort coverage ratios such as the allowance for loan losses to nonaccrual loans used by management to evaluate the adequacy of the allowance for loan losses. ~~The following portfolio segments have been identified:~~

A description of each segment of the loan portfolio, along with the risk characteristics of each segment, is included below:

Residential real estate: The Company defines residential real estate loans as first mortgages on individuals' primary residence. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment, an established credit record and an appropriately appraised value of the real estate securing the loan that generally requires that the residential real estate loan amount be no more than 85% of the purchase price or the appraised value of the real estate securing the loan, whichever is less, unless private mortgage insurance is obtained by the borrower. Loans made for the Bank's portfolio are generally adjustable rate, fully amortized mortgages. The rates used are generally fully-indexed rates and are not priced using low introductory "teaser" rates.

Home equity loans: These loans are either lines of credit or closed-end loans secured by second mortgages. The maximum amount of a home equity line of credit is generally limited to 95% (with acceptable credit scores) of the appraised value of the property less the balance of the first mortgage.

One to Four Family Rental Property: These loans are secured by residential real estate rental properties. The principal source of repayment generally is dependent upon satisfactory occupancy of the building by tenants.

Multi-family Real Estate: These loans consist of residential rental properties and generally consist of buildings with rental units for five or more families. The principal source of repayment generally is dependent upon satisfactory occupancy of the building by tenants.

Consumer Loans: The Company originates direct consumer loans, primarily automobile loans, personal lines of credit, and unsecured consumer loans in its primary market areas. Credit approval for consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

Commercial Loans: Commercial loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties, financing for equipment, inventories and accounts receivable. The term of each commercial loan varies by its purpose. Repayment terms are structured such that commercial loans will be repaid within the economic useful life of the underlying asset. The commercial loan portfolio includes loans to a wide variety of corporations and businesses across many industrial classifications in the areas where the Bank operates.

Commercial Loans Secured by Trust Assets: These commercial loans are secured by cash or marketable securities and have substantially less credit risk than other types of commercial loans.

Commercial Real Estate: Commercial real estate loans ("CRE loans") include mortgage loans to developers and owners of commercial real estate. The collateral for these CRE loans is the underlying commercial real estate. The Bank generally requires that the CRE loan amount be no more than 90% of the purchase price or 80% of the appraised value of the commercial real estate securing the CRE loan, whichever is less. The Bank evaluates commercial real estate based on whether the property is owner occupied or non-owner occupied. Non-owner occupied CRE loans typically exhibit higher risk.

Construction and development: Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of

value proves inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value insufficient to assure full repayment, should the borrower default. In the event a default on a construction loan occurs and foreclosure follows, the Bank must take control of the project and attempt either to arrange for completion of construction or to dispose of the unfinished project. Additional risk exists with respect to loans made to developers who do not have a buyer for the property, as the developer may lack funds to pay the loan if the property is not sold upon completion. Generally the Bank attempts to reduce such risks on loans to developers by requiring personal guarantees and reviewing current personal financial statements and tax returns.

NOTE 4 – LOANS

Loans, by collateral type, were as follows at December 31:

	2010		2009	
	Balance	Percent	Balance	Percent
Residential real estate	$30,320,666	29.1%	$33,147,634	31.6%
Multifamily real estate	7,465,237	7.2	5,757,491	5.5
Commercial real estate	42,222,715	40.4	47,639,944	45.4
Construction	2,137,849	2.1	3,958,572	3.8
Commercial	15,114,240	14.5	7,673,195	7.3
Consumer and home equity	7,013,694	6.7	6,719,205	6.4
Total Loans	104,274,401	100.0%	104,896,041	100.0%
Less: Allowance for loan losses	(3,055,766)		(3,945,670)	
Net deferred loan fees	(72,441)		(95,206)	
Loans, net	$101,146,194		$100,855,165	

Approximately $23,966,000 and $23,436,000 of residential real estate loans were pledged as collateral for FHLB advances at December 31, 2010 and 2009, respectively. Approximately $30,177,000 and $26,092,000 of commercial and home equity loans were pledged as collateral at the Federal Reserve Bank of Cleveland for available discount window borrowing at December 31, 2010 and 2009.

Activity in the allowance for loan losses for the years ended December 31 2010 and 2009 was as follows:

	2010	2009
Balance, January 1	$ 3,945,670	$ 3,398,284
Provision for loan losses	(116,147)	4,507,055
Loans charged-off	(953,126)	(4,428,448)
Recoveries of charged-off loans	179,369	468,779
Balance, December 31	$ 3,055,766	$ 3,945,670
Balance as a percentage of total loans	2.93%	3.76%

Loans individually considered impaired and nonperforming loans were as follows at December 31, 2010 and 2009, and during the years then ended:

	2010	2009
At December 31:		
Loans past due over 90 days still on accrual	$ 11,495	$ -
Nonaccrual loans, includes smaller balance homogeneous loans	3,452,600	5,826,976
Impaired loans, included in nonaccrual loans	3,409,242	5,826,976
Impaired loans with no allowance for loan losses allocated	3,371,759	5,826,976
Amount of the allowance for loan losses allocated	6,435	-
During the year ended December 31:		
Average of impaired loans during the year	$5,002,536	$6,800,848
Interest income recognized during impairment	623	500
Cash-basis interest income recognized during impairment	623	500
Interest income foregone on nonaccrual loans	294,929	382,418

At December 31, 2010, impaired loans totaling $2,257,977 had prior partial charge-offs totaling $2,029,639. At December 31, 2009, impaired loans totaling $4,573,630 had prior partial charge-offs totaling $2,584,316.

The unpaid principal balance of loans reflects the borrowers' principal balance and is not reduced by partial charge-offs previously recorded by the Company. Generally accepted accounting principles define the recorded investment in loans as the sum of unpaid principal balance, accrued interest receivable, and deferred fees and costs minus partial charge-offs. Because accrued interest receivable, deferred fees and deferred costs are not material, the recorded investment in loans presented in the accompanying tables does not include these balances.

The recorded investment in loans is defined as the sum of the unpaid principal balance, accrued interest receivable and net deferred fees and deferred costs. Because the recorded investment in loans is not materially different than the unpaid principal balance, the tables below are presented using the unpaid principal balance.

The following table presents the balance in the allowance for loan losses and the current principal balance of loans by portfolio segment and based on impairment method as of December 31, 2010:

	Allowance for Loan Loss	Loans Collectively Evaluated for Impairment	Loans Individually Evaluated for Impairment	Total Loans
1-4 family residential mortgage	$ 183,507	$ 23,716,528	$ 164,170	$ 23,880,698
1-4 family rental property	331,184	6,161,295	278,673	6,439,968
Multi-family real estate	454,670	7,396,465	68,772	7,465,237
Home equity	93,187	6,277,141	-	6,277,141
Consumer	10,818	736,553		736,553
Commercial	275,473	8,818,892	247,731	9,066,623
Commercial secured by trust assets	12,095	6,047,617	-	6,047,617
Commercial real estate:				
Non-owner occupied	509,739	18,112,082	174,750	18,286,832
Owner occupied	1,043,458	22,594,876	1,341,007	23,935,883
Construction and development	141,635	1,003,710	1,134,139	2,137,849
Total	$ 3,055,766	$ 100,865,159	$ 3,409,242	$ 104,274,401

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010.

	~~Unpaid Principal~~ Balance	Allowance for Loan Losses Allocated
With no related allowance recorded:		
1-4 family residential mortgage	$ 126,687	$ -
1-4 family rental property	278,673	-
Multi-family real estate	68,772	-
Commercial	247,731	-
Commercial real estate:		
Non-owner occupied	174,750	-
Owner occupied	1,341,007	-
Construction and development	1,134,139	-
With an allowance recorded:		
1-4 family residential mortgage	37,483	6,435
	$ 3,409,242	$ 6,435

The following table presents the current principal balance of nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2010:

	Days Past Due						
	30-59 Days	60-89 Days	90 Days or Greater & Still Accruing	90 Days or Greater & Non-Accruing	Total Past Due	Loans Not Past Due	Total
1-4 family residential mortgage	$ 207,521	$ 141,055	$ -	$ 164,170	$ 512,746	$ 23,367,951	$ 23,880,697
1-4 family rental property	-	-	-	278,673	278,673	6,161,295	6,439,968
Multi-family real estate	-	-	-	68,772	68,772	7,396,465	7,465,237
Home equity loans	74,621	10,504	-	-	85,125	6,192,016	6,277,141
Consumer	4,898	-	11,495	43,359	59,752	676,801	736,553
Commercial	8,889	58,913	-	247,731	315,533	8,751,091	9,066,624
Secured by trust assets	-	-	-	-	-	6,047,617	6,047,617
Commercial real estate:							
Non-owner occupied	61,800	-	-	174,750	236,550	18,050,282	18,286,832
Owner occupied	-	-	-	1,341,007	1,341,007	22,594,876	23,935,883
Construction and development	-	-	-	1,134,140	1,134,140	1,003,709	2,137,849
Total	$ 357,729	$ 210,472	$ 11,495	$ 3,452,602	$ 4,032,298	$ 100,242,103	$ 104,274,401

Credit Quality Indicators:

The Company classifies all non-homogeneous loans such as commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk into four non-classified categories (i.e. passing grade loans) and three categories of classified loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans not analyzed as part of homogeneous groups include commercial, commercial real estate, multi-family real estate, construction and development loans. Homogeneous groups of loans are not typically risk rated unless the loan is placed on nonaccrual status. A loan may also be separated from the homogeneous pool and individually risk rated due to recurrent delinquency problems, typically 60 to 89 days past due. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans was as follows:

	Not Rated	Pass	Special Mention	Substandard	Doubtful	Total
1-4 Family residential mortgage	$23,135,647	$ 392,160	$ -	$ 197,341	$ 155,550	$23,880,698
1-4 family rental property	-	5,413,008	453,930	573,030	-	6,439,968
Multi-family real estate	91,908	4,350,194	1,591,890	1,431,245	-	7,465,237
Home equity loans	6,055,818	200,000	2,582	18,741	-	6,277,141
Consumer	736,553	-	-	-	-	736,553
Commercial	-	14,450,762	311,832	281,043	70,603	15,114,240
Commercial real estate:						
Non-owner occupied	-	13,879,607	3,434,311	972,914	-	18,286,832
Owner occupied	-	18,659,084	1,722,292	3,427,262	127,245	23,935,883
Construction and development	262,922	592,301	32,824	1,249,802	-	2,137,849
Total	$30,282,848	$57,937,116	$7,549,661	$8,151,378	$ 353,398	$104,274,401

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the current principal balance of residential and consumer loans based on payment activity as of December 31, 2010:

	Residential			
	1-4 Family	Home Equity	Consumer	Total
Performing	$ 23,716,528	$ 6,277,141	$ 693,194	$ 30,686,863
Nonperforming	164,170	-	43,359	207,529
Total	$ 23,880,698	$ 6,277,141	$ 736,553	$ 30,894,392

Loans to principal officers, directors and their affiliates in 2010 were as follows:

Balances, January 1	$3,725,232
New Loans	6,253,553
Repayments and reductions due to resignations	(4,235,691)
Balances, December 31	$5,743,094